SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Eneti Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y2294C107
(CUSIP Number)

Peter Brogaard Hansen
Arne Jacobsens Alle 7, 7th floor
DK-2300 Copenhagen S, Denmark
Tel.: +(45) 32463100

Copy to:

Connie I. Milonakis
Davis Polk & Wardwell London LLP
5 Aldermanbury Square
London, EC2V 7HR
United Kingdom
Tel.: +44-20-7418-1327
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2294C107

1	NAME OF REPORTING PERSON Cadeler A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,385,714
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,385,714
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,385,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.39%
14	TYPE OF REPORTING PERSON (See instructions) CO

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) is being filed with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Eneti Inc., a company incorporated under the laws of the Republic of the Marshall Islands (the “Company”), which trade on the New York Stock Exchange (the “NYSE”). The Company’s principal executive offices are located at L’Exotique, 99 Boulevard Jardin Exotique, 98000 Monaco.

Item 2. Identity and Background.

This Schedule 13D is filed by Cadeler A/S, a public limited liability company incorporated under the laws of Denmark (“Cadeler”). Cadeler is a key supplier within the offshore wind industry for installation services and marine and engineering operations with a strong focus on safety and the environment. Cadeler’s principal executive office is located at Arne Jacobsens Allé 7, 7th floor, DK-2300 Copenhagen S, Denmark.

The name, business address, citizenship and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of Cadeler’s directors and executive officers is set forth on Schedule I (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and are incorporated herein by reference. Each of the Scheduled Persons expressly disclaims beneficial ownership of shares of Common Stock held by Cadeler.

During the last five years, neither Cadeler, nor, to the best of Cadeler’s knowledge, any of the Scheduled Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth under Item 4 of this Schedule 13D is incorporated herein by reference. As more fully described in Item 4 hereof, on June 16, 2023, Cadeler and the Company entered into that certain Business Combination Agreement (as it may be amended from time to time, the “Business Combination Agreement”), a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference. Under the Business Combination Agreement, and subject to the satisfaction or waiver of certain conditions, among other things, Cadeler agreed to commence a tender offer to exchange for each outstanding share of Common Stock validly tendered and not validly withdrawn in the offer, American Depositary Shares (“ADSs”), representing, in the aggregate, 3.409 shares of Cadeler, nominal value DKK 1 per share (the “Cadeler Shares”) with each ADS representing four (4) Cadeler Shares (the “Cadeler ADSs”), subject to the payment of cash compensation with respect to any fractional Cadeler ADSs, without interest and subject to reduction for any applicable withholding taxes (the “Offer”). The Offer was made subject to the terms and conditions, and in accordance with the procedures set forth in, the prospectus/offer to exchange, dated and filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 7, 2023 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto. Capitalized terms used but not defined in this Schedule 13D shall have the meanings assigned to such terms in the Prospectus/Offer to Exchange.

On November 7, 2023, Cadeler commenced the Offer by filing with the SEC a Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”). The Offer was initially scheduled to expire at 4:30 p.m. Eastern Time on December 7, 2023. On December 8, 2023, Cadeler announced the extension of the expiration date for the Offer to 5:30 p.m., Eastern Time, on December 14, 2023 and filed a corresponding amendment to the Schedule TO.

On December 15, 2023, Cadeler announced its intention to accept for payment all shares of Common Stock that had been validly tendered and not properly withdrawn in accordance with the terms of the Offer, and filed a corresponding amendment to the Schedule TO. Cadeler did not issue fractional Cadeler ADSs in the Offer. Instead, each holder of shares of Common Stock who was otherwise entitled to receive fractional Cadeler ADSs received an amount in cash (without interest and subject to reduction for any applicable withholding taxes) equal to the number of Cadeler Shares underlying such fractional part of an Cadeler ADS multiplied by the Cadeler Trading Price, rounded to the nearest whole U.S. Dollar cent.

As a result of the expiration of the Offer, Cadeler acquired a total of 33,385,714 shares of Common Stock. The shares of Common Stock validly tendered and not withdrawn prior to the expiration of the Offer represented approximately 86.39% of the total number of outstanding shares of Common Stock at such time. Cadeler issued a total of 113,809,868 new Cadeler Shares to permit the delivery of an aggregate of 28,452,467 Cadeler ADSs, and paid an aggregate of approximately $6,774 in cash in lieu of fractional Cadeler ADSs, in connection with the Offer. The cash paid in lieu of fractional Cadeler ADSs was paid from Cadeler’s cash on hand.

Item 4. Purpose of Transaction.

The information set forth under Item 3 of this Schedule 13D is incorporated herein by reference. The purpose of the Offer and the transactions described in this Schedule 13D is for Cadeler to acquire control of, and ultimately, the entire equity interest in, the Company. The Offer was the first step in Cadeler’s plan to acquire all of the outstanding shares of Common Stock. Pursuant to the Business Combination Agreement and promptly after the completion of the Offer, Cadeler and the Company entered into a merger agreement dated December 15, 2023, a copy of which is attached hereto as Exhibit 99.7 and incorporated herein by reference, pursuant to which Wind MI Limited, a wholly owned subsidiary of Cadeler (“Merger Sub”), will merge with and into the Company with Merger Sub surviving the merger (the “Merger”). An extraordinary general meeting of the holders of Company Common Stock will be held on December 29, 2023, for the purpose of obtaining stockholder approval to effect the Merger. As a result of the consummation of the Offer, Cadeler will hold a sufficient majority of the voting rights in the Company to approve the Merger at such meeting. Upon the consummation of the Merger, the Company business will be held by Merger Sub, and the holders of shares of Common Stock (other than Cadeler) will no longer have any direct ownership interest in the Company business (though those former holders of shares of Common Stock who accepted the Offer and tendered their shares of Common Stock to Cadeler pursuant to the Offer will continue to have an indirect ownership interest in the Company business through their ownership interest in Cadeler). The consummation of the Merger is not subject to any financing condition.

The principal rationale behind the Offer and the Merger is to unite two companies with long operating track records in offshore wind turbine and foundation installation and through the combined company offer customers access to a larger, more diverse and modern fleet of next-generation offshore windfarm installation vessels, enable the combined company to target larger and more complex projects in response to consistent customer demand through an increase in scale, a complementary fleet, and deep industry relationships and meet the increased global demand for a green transition, unlock unrivalled value due to increased cross-utilization of resources and improved flexibility, capacity, and agility and attract heightened investor attention, have enhanced trading liquidity and improved coverage by analysts.

Following the Business Combination (as defined in the Prospectus/Offer to Exchange), the board of directors of Cadeler (the “Cadeler Board”) is expected to be composed of six members, including two individuals proposed by the Company (one of whom will serve as vice chairman) pursuant to the Business Combination Agreement. The Company has designated Emanuele Lauro as vice chairman and James Nish as an additional board member to be elected to the Cadeler Board. Those individuals are expected to be nominated by Cadeler’s nomination committee for election at an extraordinary general meeting of Cadeler’s shareholders to be held in February 2024.

Pursuant to the Business Combination Agreement, Cadeler and the Company have agreed, following the completion of the Merger, to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the shares of Common Stock from NYSE and terminate the Company’s registration under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”).

The foregoing descriptions of the Offer and the Merger do not purport to be complete and references to, and descriptions of, the Business Combination Agreement and the Merger Agreement in this Schedule 13D are qualified in their entirety by the terms of the Business Combination Agreement and the Merger Agreement, filed as Exhibits 99.1 and 99.7 hereto, respectively, and incorporated herein by reference. In addition, the sections of the Prospectus/Offer to Exchange entitled “The Offer—The Offer; —Purpose of the Offer; —Cadeler’s Reasons for the Offer; —Eneti’s Reasons for the Offer; —Delisting and Deregistration of Eneti Common Stock”, “Business Combination Agreement”, “Other Transaction Agreements” and “Directors and Officers of the Combined Company” are incorporated herein by reference in their entirety.

Except as set forth in this Schedule 13D (including in any information incorporated by reference) and in connection with the transactions described above, Cadeler does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Rule 13d-101.

Item 5. Interest in Securities of the Issuer.

(a) and (b) From the close of business on December 15, 2023, Cadeler has been the direct record owner of and has had sole voting and sole dispositive power with respect to 33,385,714 shares of Common Stock, representing approximately 86.39 % of the issued and outstanding shares of Common Stock. As of December 15, 2023, none of the Scheduled Persons beneficially owned any shares of Common Stock.

(c) The information set forth under Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

On November 7, 2023, Cadeler commenced the Offer. The Offer expired at 5:30 p.m., Eastern Time, on December 14, 2023.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference. All information contained in the section of the Prospectus/Offer to Exchange entitled “The Offer—Background for the Offer”, “Business Combination Agreement” and “Other Transaction Agreements” is incorporated herein by reference. Except as disclosed in this Schedule 13D or as set forth in or contemplated in the Business Combination Agreement, there are no contracts, understandings or relationships between Cadeler and any third person with respect to the shares of Common Stock.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Exhibit Title
99.1	Business Combination Agreement, dated June 16, 2023, by and between Cadeler and the Company, incorporated herein by reference to Exhibit (d)(1) to Schedule TO, filed by Cadeler with the SEC on November 7, 2023.
99.2	Tender Offer Statement on Schedule TO, incorporated by reference to Schedule TO, filed by Cadeler with the SEC on November 7, 2023.
99.3	Prospectus/Offer to Exchange, incorporated by reference to Exhibit (a)(1)(A) to Schedule TO, filed by Cadeler with the SEC on November 7, 2023.
99.4	Letter of Transmittal Acceptance Form, incorporated herein by reference to Exhibit (a)(1)(B) to Schedule TO, filed by Cadeler with the SEC on November 17, 2023.
99.5	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 7, 2023, incorporated herein by reference to Exhibit (a)(1)(C) to Schedule TO, filed by Cadeler with the SEC on November 17, 2023.
99.6	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 7, 2023, incorporated herein by reference to Exhibit (a)(1)(D) to Schedule TO, filed by Cadeler with the SEC on November 17, 2023.
99.7	Merger Agreement, dated December 15, 2023, between the Company and Merger Sub, incorporated herein by reference to Exhibit 99.1 to Form 6-K, filed by the Company with the SEC on December 15, 2023.

99.8	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Scorpio Holdings Limited, incorporated herein by reference to Exhibit 10.5 to Registration Statement on Form F-4, filed by Cadeler with the SEC on October 19, 2023.
99.9	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Scorpio Services Holding Limited, incorporated herein by reference to Exhibit 10.6 to Registration Statement on Form F-4, filed by Cadeler with the SEC on October 19, 2023.
99.10	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Robert Bugbee, incorporated herein by reference to Exhibit 10.7 to Registration Statement on Form F-4, filed by Cadeler with the SEC on October 19, 2023.
99.11	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Roberto Giorgi, incorporated herein by reference to Exhibit 10.8 to Registration Statement on Form F-4, filed by Cadeler with the SEC on October 19, 2023.
99.12	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Christian M. Gut, incorporated herein by reference to Exhibit 10.9 to Registration Statement on Form F-4, filed by Cadeler with the SEC on October 19, 2023.
99.13	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Berit Ledel Henriksen, incorporated herein by reference to Exhibit 10.10 to Registration Statement on Form F-4, filed by Cadeler with the SEC on October 19, 2023.
99.14	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Emanuele A. Lauro, incorporated herein by reference to Exhibit 10.11 to Registration Statement on Form F-4, filed by Cadeler with the SEC on October 19, 2023.
99.15	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and James B. Nish, incorporated herein by reference to Exhibit 10.12 to Registration Statement on Form F-4, filed by Cadeler with the SEC on October 19, 2023.
99.16	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Einar Michael Steimler, incorporated herein by reference to Exhibit 10.13 to Registration Statement on Form F-4, filed by Cadeler with the SEC on October 19, 2023.
99.17	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Aileen Tan, incorporated herein by reference to Exhibit 10.14 to Registration Statement on Form F-4, filed by Cadeler with the SEC on October 19, 2023.
99.18	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Hugh Baker, incorporated herein by reference to Exhibit 10.15 to Registration Statement on Form F-4, filed by Cadeler with the SEC on October 19, 2023.
99.19	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Filippo Lauro, incorporated herein by reference to Exhibit 10.16 to Registration Statement on Form F-4, filed by Cadeler with the SEC on October 19, 2023.
99.20	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Cameron Mackey, incorporated herein by reference to Exhibit 10.17 to Registration Statement on Form F-4, filed by Cadeler with the SEC on October 19, 2023.
99.21	Voting Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and BW Altor Pte. Ltd., incorporated herein by reference to Exhibit 10.18 to Registration Statement on Form F-4, filed by Cadeler with the SEC on October 19, 2023.

99.22	Voting Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Swire Pacific Limited, incorporated herein by reference to Exhibit 10.19 to Registration Statement on Form F-4, filed by Cadeler with the SEC on October 19, 2023.
99.23	Confidentiality Agreement, dated February 1, 2023, by and between Cadeler and Company, incorporated herein by reference to Exhibit 99.5 to Registration Statement on Form F-4, filed by Cadeler with the SEC on October 19, 2023.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CADELER A/S

By:	/s/ Mikkel Gleerup
Name:	Mikkel Gleerup
Title:	Chief Executive Officer
Date:	December 26, 2023

SCHEDULE I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CADELER A/S

In accordance with the provisions of General Instruction C to Schedule 13D, the name of each director, executive officer or other person controlling each of Cadeler A/S (“Cadeler”), together with their citizenship and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) is set forth below.

Unless otherwise indicated, the business address of each director and executive officer is Arne Jacobsens Allé 7, 7th floor, DK-2300 Copenhagen S, Denmark.

DIRECTORS

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted	Citizenship
Andreas Sohmen-Pao	Chairman of BW Group Limited (Mapletree Business City, #18-01 10 Pasir Panjang Road, Singapore 117438)	Austrian
Andrea Abt	Professional board member	German
Ditlev Wedell-Wedellsborg	Chairman of Weco Invest A/S (Kvaesthusgade 1, 1st floor, DK 1251 Copenhagen K, Denmark)	Danish
Jesper T. Lok	Professional board member	Danish

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment	Citizenship
Mikkel Gleerup	Chief Executive Officer of Cadeler	Danish
Peter Brogaard Hansen	Chief Financial Officer of Cadeler	Danish